SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                                TO RULES 13d-1(b)

                                 BIH Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    05546H102
                                 (CUSIP Number)

                                  April 4, 2009
             (Date of event which requires filing of this statement)

                Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
                [X] Rule 13d-1(b)
                [ ] Rule 13d-1(c)
                [ ] Rule 13d-1(d)

                               (Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No.05546H102                    13G                      Page 2 of 6 Pages

--------------------------------------------------------------------------------
        (1)     NAME OF REPORTING PERSON:
                I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSONS (ENTITIES ONLY):
                United Shareholders Group, LLC

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        (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                      (a) [ ]
                                                                      (b) [X]

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        (3)     SEC USE ONLY

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        (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Nevada
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NUMBER OF       (5)  SOLE VOTING POWER
                                                    -0-
SHARES          ----------------------------------------------------------------

BENEFICIALLY    (6)  SHARED VOTING POWER
                                                    -0-
OWNED BY        ----------------------------------------------------------------

EACH            (7)  SOLE DISPOSITIVE POWER
                                               39,620,567
REPORTING       ----------------------------------------------------------------

PERSON WITH     (8)  SHARED DISPOSITIVE POWER
                                                    -0-
                ----------------------------------------------------------------
                (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON
                                                39,620,567

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                (10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                        CERTAIN SHARES **                                    [ ]

--------------------------------------------------------------------------------
                (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                    10.05%

--------------------------------------------------------------------------------
                (12)    TYPE OF REPORTING PERSON **
                                                    IN

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 05546H102                   13G                      Page 3 of 6 Pages

Item 1(a).      Name of Issuer:

        The name of the issuer is BIH Corporation (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:

        The Company's principal executive offices are located at 15880 Summerlin Road, Ft. Myers, FL 33908.

Item 2(a).      Name of Person Filing:

        This statement is filed by:

                (i) United Shareholders Group,L.L.C., a Nevada limited liability company ("United Shareholders Group"), with respect to the shares of Common Stock (defined in Item 2(d) below)directly owned by it;

Item 2(b). Address of Principal Business Office or, if None, Residence:

  The address of the business office of the Reporting Person is 8868 Lakewood Drive, Windsor, California 95492

CUSIP No. 05546H102                   13G                      Page 4 of 6 Pages

Item 2(c).      Citizenship:

        United Shareholders Group is a limited liability company organized under the laws of the State of Nevada. Company Treasurer Stacey Sauer is a United States citizen.

Item 2(d).      Title of Class of Securities:

        Common Stock, $0.000001 par value (the "Common Stock")

Item 2(e).      CUSIP Number:

                        05546H102

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c) check whether the person filing is a:

     (a)  [ ]   Broker or dealer registered under Section 15 of the Act,

     (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act,

     (c)  [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,

     (d)  [ ]   Investment Company registered under Section 8 of the Investment
                Company Act of 1940,

     (e)  [ ]   Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

     (f)  [ ]   Employee Benefit Plan or Endowment Fund in accordance with 13d-1
                (b)(1)(ii)(F),

     (g)  [ ]   Parent Holding Company or control person in accordance with Rule
                13d-1 (b)(1)(ii)(G),

     (h)  [ ]   Savings Association as defined in Section 3(b) of the Federal
                Deposit Insurance Act,

     (i)  [ ]   Church Plan that is excluded from the definition of an
                investment company under Section 3(c)(14) of the Investment
                Company Act of 1940,

     (j)  [X]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(b), check this box: [x]

CUSIP No. 05546H102                   13G                      Page 5 of 6 Pages

Item 4.   Ownership.

A United Shareholders Group, L.L.C.
        (a)Amount beneficially owned: 39,620,567
        (b)Percent of class: 10.05% The percentages used herein and in the rest of Item 4 are calculated based upon the 393,993,696 shares of Common Stock issued and outstanding as of March 19,2009 as confirmed by telephone inquiry to the Company on March 19,2009
        (c) (i)Sole power to vote or direct the vote: -0-
           (ii)Shared power to vote or direct the vote: -0-
          (iii)Sole power to dispose or direct the disposition: -0-
           (iv)Shared power to dispose or direct the disposition: March 19, 2009

Item 5.         Ownership of Five Percent or Less of a Class.

                                 Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

        As disclosed in response to Item 4 above, 39,620,567 shares of the Issuer's Common Stock beneficially held by the United Shareholders Group, LLC.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                                 Not applicable.

Item 8.         Identification and Classification of Members of the Group.

                                 Not applicable.

Item 9.         Notice of Dissolution of Group.

                                 Not applicable.

Item 10.        Certification.

        The Reporting Persons hereby makes the following certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05546H102                   13G                            Page 6 of 6

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  April 10, 2009
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United Shareholders Group LLC
By:     /s/Stacey Sauer
           ------------
           Stacey Sauer
           Managing Member